Exhibit 99.1

Ida Keidar-Malits Appointed to Saifun Semiconductors’ Board of Directors

NETANYA, Israel, March 23, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a leading provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that effective as of March 22, 2006, Ida Keidar-Malits has been appointed to serve on the Board of Directors as an outside director.

Ms. Keidar-Malits is a 50% owner and a director of Adres Ltd., an Israeli private company engaged in import, stockholding, processing and distribution of steel as well as in real estate. From 1999 until July 2003, Ms. Keidar-Malits served as a director of Packer Steels & Metals Ltd., a leading Israeli steel and metal service company. From 1998 until July 2002, she served as a director of Elbit Vision Systems Ltd., as well as the Chairman of the Audit Committee and a member of its Remuneration Committee. Ms. Keidar-Malits also acts as a business consultant and mediator. From 1991 until 1997, Ms. Keidar-Malits served as Vice President of Finance and Chief Financial Officer of Elbit Ltd. From 1986 until 1991, Ms. Keidar-Malits served as Corporate Secretary of Elbit and from 1984 until 1996, she served as Head of the Economics Department of Elbit. Ms. Keidar-Malits holds an M.Sc. in industrial management from the Technion, Israel Institute of Technology in Haifa and a B.Sc. in Chemistry & Biochemistry from the Hebrew University in Jerusalem.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com / lroth@kcsa.com

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies licensing Saifun NROM are Infineon Technologies, Macronix International, MEI, Sony Corporation, Spansion, and Tower Semiconductors. For more information please check out our website: www.saifun.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 10, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.